Luxfer Group to Report 2012 Fourth-quarter Financial Results on March 11 and Host Conference Call on March 12

SALFORD, England—(BUSINESS WIRE)—Luxfer Group (NYSE:LXFR), a global materials technology company, announced today that it will release financial results for the fourth quarter ended December 31, 2012, after the market closes on Monday, March 11, 2013. Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Tuesday, March 12, 2012.

U.S. participants may access the conference call by telephoning (877) 341-8545. Participants from other countries may call (908) 982-4601. The participant conference ID code is 18013505. Please begin the call-in procedure at least 15 minutes before the conference call starts. The call is expected to last about an hour.

Use the following link to access slides related to the conference call: https://event.webcasts.com/starthere.jsp?ei=1014265. Slides used in the presentation will also be available for viewing in the investor relations section of the Luxfer Group website at www.luxfer.com.

A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call (800) 585-8367 in the U.S. or (404) 537-3406 in other countries.

About Luxfer

Headquartered in Salford, England, Luxfer Group operates manufacturing facilities in the U.S., Canada, England, France, Italy, Germany, the Czech Republic, China and India.

Luxfer products are marketed worldwide under four trading brands: Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform.

Luxfer is a world leader in highly specialized magnesium products used in a variety of light-weighting, defense, photo-engraving and industrial applications, as well as a leading producer of zirconium chemicals used in catalytic converters and various industrial applications.

Luxfer is also the world’s largest manufacturer of high-pressure aluminum and composite gas cylinders for use in firemen’s breathing apparatus, for medical oxygen and on natural gas-powered vehicles, as well as in many other applications. In addition, the company makes highly complex “superformed” lightweight aluminum sheet-based components.

Visit www.luxfer.com for more information about Luxfer Group.

Contacts

Andy Beaden, Luxfer Group Finance Director: U.K. telephone: +44 (0) 161 300 0620; email: andy.beaden@luxfer.com; or Dan Stracner, Investor Relations Director and press contact: U.S. telephone: +1 951 341 2375; email: dan.stracner@luxfer.net.